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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Chodosh (516) 390-5525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, John G. Dempsey, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



John G. Dempsey, Jr.
President

Subscribed to before me this
February 29, 2016



Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2018

Statements of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. No. 8-20746)

December 31, 2015

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as Public Document.



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 29, 2016

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 10,850,085
Cash segregated under federal and other regulations	1,000,796
Cash deposited with clearing organizations	3,610,000
RECEIVABLES FROM	
Customers	2,411,465
Brokers and dealers	48,764
Related parties	358,586
Securities owned, at fair value	3,707,735
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $8,490,178	457,206
Other assets	2,638,428
Total Assets	$ 25,083,065

LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 1,729,877
Brokers and Dealers	871,677
Commissions payable	2,656,574
Accounts payable and accrued expenses	5,344,112
Short term Bank Loan	1,100,000
Borrowing from Stockholder	3,300,000
Subordinated Borrowings	9,000,000
Total Liabilities	24,002,240
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings	123,455
Total Stockholders' Equity	1,080,825
Total Liabilities and Stockholders' Equity	$ 25,083,065

The accompanying notes are an integral part of these Financial Statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by several individuals and a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

The payable to broker and dealers relates to the trade date inventory accrual for unsettled trades.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Effective December 31, 2009, David Lerner sold to certain family members and several employees 55 shares and 8 shares, respectively, of the Company's nonvoting stock. The transfer price of the shares, $485,000 per share, was based upon a third-party independent valuation. Each purchaser of the nonvoting shares has entered into a promissory note, personally with David Lerner that provides for quarterly payments on the notes for interest and principal to the extent of dividends, net of any taxes, received by the shareholders from the Company. The shareholder agreements provide in certain circumstances redemption of the shares, at the purchase price the employees paid for the shares adjusted for the change in the book value, at the Company's option. The

agreements were amended in 2011 to permit the purchasers the option to tender the shares to David Lerner in return for the forgiveness of all obligations under the promissory notes, including any accrued interest. There have been no shares tendered under the amended agreement. The fixed share transactions with the family members have been accounted for as an estate planning transaction and, accordingly, not accounted for as a share-based payment under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The shares will continue to be accounted for as equity and not as a liability under ASC Topic 480 as the shares are not mandatorily redeemable. There were no new shares issued in 2015.

The fixed share transaction with the employees have been accounted for as a share based liability award under ASC Topic 718, as risk of ownership does not transfer to the employee even upon payment of the promissory notes due to the put feature. The Company has elected to measure compensation expense under the intrinsic value method and there was no compensation expense related to this transaction.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2015, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2015 related to interest and penalties. The initial application of this guidance to the Company's income taxes had no impact on the Financial Statements of the Company. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2012.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern*, which provides guidance about management's responsibility in evaluating whether there is substantial doubt relating to an entity's ability to continue as a going concern and to provide related footnote disclosures as applicable. ASU 2014-15 is effective for the interim and annual periods ending after December 15, 2016. The Company does not expect any material impact from adoption of this guidance on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which is a new comprehensive revenue recognition standard on the financial reporting requirements for revenue from contracts entered into with customers. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. The FASB subsequently deferred the effective date of the standard to December 15, 2017 with early adoption permitted as of December 15, 2016. The Company is currently assessing the potential impact of the adoption of this guidance on its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2015, the fair value of customer securities received as collateral in margin accounts where the Company was permitted to sell or repledge the securities was approximately $1,600,000, none of which was repledged.

3. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), several individuals and a trust. Two affiliates (controlled by the Stockholder) borrow funds from the Company. These borrowings are typically repaid at the end of the month.

The Company has an expense sharing arrangement with Spirit of America Management Corp ("Spirit") and SRLA Inc. The Company allocated $862,724 and $217,050 to Spirit and SRLA respectively, related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, 2015 there was approximately $359,000 due from these affiliates. Spirit of America Management Corp has repaid $264,000 to the Company in January 2016.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2016

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2016.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building and mortgage are in the name of DSD Realty, LLC. The lease terminates on June 30, 2016.

On May 12, 2014 the Company entered into a subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital

requirements it may not be repaid. This borrowing is automatically renewed annually unless notification is given seven months in advance of the maturity date. The Company believes the fair market value approximates the carrying value.

On April 6, 2015 the Company entered into an additional subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid. This borrowing is due on April 6, 2018.

The borrowings under the subordination agreements at December 31, 2015 are as follows:

Subordinated borrowing, 10 percent due May 12, 2017	$5,000,000
Subordinated borrowing, 10 percent due April 6, 2018	$4,000,000

4. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No.157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services.

The following table summarizes the valuation of securities owned and sold under the fair value hierarchy levels as of December 31, 2015:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 2,438,080
State and municipal obligations and other	1,269,655
Total securities owned, at fair value	$ 3,707,735

On January 1 2015, the balance of the Private Apple REITS was $964,194 which was the only level 3 security at that time. During 2015 the Private Apple REITS became listed on the New York Stock Exchange. The Private Apple REITS went from Level 3 to Level 1 under the fair value hierarchy. Subsequently, the Company sold the position in the Private Apple REITS.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2015, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 4,141,609
Data processing equipment	1,933,191
Leasehold improvements	1,800,585
Telephone equipment	988,778
Automobiles	83,221
Total	8,947,384
Less accumulated depreciation and amortization	(8,490,178)
Furniture, equipment, and leasehold improvements - net	$ 457,206

6. OTHER ASSETS

At December 31, 2015, other assets consist of the following:

Commissions receivable	$ 566,925
Deferred compensation asset	435,585
Prepaid expenses	607,906
Prepaid insurance	282,704
Taxes receivable	100,000
DTCC common shares	270,245
Employee advances	189,855
Other	185,208
Total other assets	$ 2,638,428

7. SHORT-TERM BANK LOANS

Short term bank loans bear interest at a rate which is equal to the sum of 1.25% plus the London interbank offered rate (LIBOR). The loans are collateralized by securities owned by the Company which are pledged as collateral. At December 31, 2015 there was approximately $1,798,000 of Company owned US government and municipal bonds pledged as collateral and the Company can borrow approximately 80% of that amount. There was a $1,100,000 bank loan outstanding at December 31, 2015 (see footnote 10).

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus

awarded for the year ended December 31, 2015, which will be fully vested by the end of the fifth year, amounted to $685,813. The total unrecognized amount of $1,155,806 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2015, the liability to investment counselors under the Agreement aggregated $1,378,583 and is included in accounts payable and accrued expenses.

In 2015 the Company established a profit sharing plan for its employees. The total payout was based on twenty percent of the Company's pretax profits for the period September 1, 2015 through December 31, 2015. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2015 the accrual required under the plan was approximately $20,000.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2015, the remaining liability under the Deferred Compensation plan was $435,585, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2015, is $1,009,915 and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).

At December 31, 2015, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2016	$ 1,514,655
2017	481,493
2018	463,560
2019	249,998
2020	257,492
Thereafter	108,605
Total	$ 3,075,803

The Company has been named as a defendant in several claims and/or lawsuits, including class action lawsuits and various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated. A number of these actions relate to the sale of Apple REIT securities which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the adverse effect from many of these arbitrations/litigations is not yet probable or cannot be reasonably estimated at this time, the Company believes that the potential range of exposure with respect to the sale of Apple REIT securities for claims, other than class action lawsuits which cannot be estimated at this time, exclusive of any adjustments favorable to the Company, such as client share redemptions, cash distributions or fair value of the securities is estimated to be between $200,000 to $300,000.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, (i.e., FINRA and state regulatory agencies), currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties which could potentially range up to $200,000.

10. LINES OF CREDIT

On May 26, 2015 the Company renewed a revolving loan agreement (the "Credit Agreement") whereby a lender agreed to lend to the Company, on a secured basis, up to $5,000,000. The loan is secured by the Company's owned securities pledged with the lender and is guaranteed by a Stockholder of the Company. The expiration date of the Credit Agreement is May 3, 2016 and drawn borrowings bear interest at LIBOR plus 1.25%. As of December 31, 2015, the Company borrowed $1,100,000 under the above loan agreement.

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from a Stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to

the Company having adequate liquidity to repay some or the entire loan amount. As of December 31, 2015, the Company borrowed $3,300,000 under the above loan commitment.

11. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," newly codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2015, the Company had net capital of $6,767,433 which was 318% of aggregate debit balances and $6,517,433 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2015, the Company had a reserve requirement under this regulation of $131,222.

Pursuant to SEC regulations and specific FINRA requirements concerning excess net capital, the Company is not permitted to withdrawal of any capital to the extent its net capital is less than $26.3 million.

13. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2015 primarily relates to minimum taxes and other state taxes.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2015, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $544,647. Unrealized gains and losses are reported in securities owned.

15. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

16. SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2015 financial statements for subsequent events through the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.